U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12B-25

                             NOTIFICATION OF LATE FILING

                                                                SEC FILE NUMBER
                                                                         0-9922

                                                                   CUSIP NUMBER
                                     (Check One):                        025569

                     [ ]Form 10-K and Form 10-KSB  [ ]Form 20-F
                     [ ] Form 11-K [X]Form 10-Q and Form 10-QSB [ ]Form N-SAR
                     For Period Ended:   January 31, 1998
                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR
                     For the Transition Period Ended:


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      Read Attached Instruction Sheet Before Preparing Form. Please Print or
      Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable.

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                           PART I - REGISTRANT INFORMATION

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      Full Name of Registrant:      American Electromedics Corp.
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      Former Name If Applicable:              N/A
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              13 Columbia Drive, Suite 18, Amherst, New Hampshire 03031
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                        Address of Principal Executive Office
                    (Street and Number), City, State and Zip Code


                          PART II - RULES 12b-25(b) AND (c)

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      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [x]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [x]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ]    (c)  The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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                                 PART III - NARRATIVE
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      State below in reasonable detail the reasons why Form 10-K and 10-KSB,
      20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

           Necessity of consolidating for a six-month period due to a second quarter acquisition of a German subsidiary, and also to account for a new equity interest in a German affiliate, including first-time delays in receipt of necessary financial information from such entity.

                                                (Attach Extra Sheets if Needed)


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                             PART IV - OTHER INFORMATION
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      (1)  Name and telephone number of person to contact in regard to this notification

             Michael T. Pieniazek              (603)          880-6300
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                  (Name)                      (Area Code)    (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section
           30 of the Investment Company Act of 1940 during the preceding
           12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X]Yes  [ ]No

      ______________________________________________________________________

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X]Yes  [ ]No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             American Electromedics Corp.
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                          (Name of Registrant as specified in charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date:  March 13, 1998               By:  /s/ Michael T. Pieniazek
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                                         Name:     Michael T. Pieniazek
                                         Title:    Chief Financial Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                      ATTENTION
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      Intentional misstatements or omissions of fact constitute Federal
      Criminal Violations (See 18 U.S.C.) 1001).



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                             AMERICAN ELECTROMEDICS CORP.


                              Attachment to Form 12b-25


           Part IV(3)- For the second quarter of fiscal 1997, the Registrant had reported a net loss of $234,000, while for the second quarter of fiscal 1998 the Registrant expects to report a small profit. The results for the second quarter of fiscal 1997 had been adversely affected by declines in sales in Germany by reason of temporary regulatory delays, which had subsequently ceased, and certain changes in medical reimbursement policy. Results for the second quarter of fiscal 1998 reflect the acquisition during the quarter of the remaining 50% interest in the German subsidiary along with the introduction of a new product, an intraoral dental camera system.